Prospectus Supplement dated December 20, 2012                                                                                                                  Filed pursuant to Rule 424(b)(3)
(To Prospectus Dated March 18, 2011)                                                                                                                           Registration     No.  333-172941

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This is a prospectus supplement to the Prospectus dated March 18, 2011 (the “Prospectus”) which relates to the Dominion Resources, Inc. Stock Purchase and Dividend Reinvestment Plan, Dominion Direct.  Some of the provisions of Dominion Direct have been amended effective February 1, 2013.  The amended provisions are set forth below.  All other provisions of Dominion Direct remain unchanged as set forth in the Prospectus.

Summary of Dominion Direct

Optional Cash Investments: You can purchase shares with optional cash investments as often as twice per month. Bi-monthly share purchases through Dominion Direct are made on the 5th and 20th of each month or the next business day. You cannot instruct the Administrator to purchase shares at a specific time or at a specific price under Dominion Direct. Optional cash investments can be made by check or by automatic draft and must be at least $40. You can invest up to $300,000 per quarter. Investments over $300,000 per quarter may be returned to you at the discretion of the Administrator. You may incur a minimal charge, not to exceed $5 per cash investment, when you purchase shares. You will not be charged any brokerage commissions related to purchases.

Reinvestment of Dividends: If your share balance is 25 shares or less, your account will automatically be enrolled for full dividend reinvestment. If your share balance is greater than 25 shares, you can choose to reinvest or to receive cash dividends on some or all of your shares. Cash dividends can be paid by check or by direct deposit. If you choose to reinvest dividends on 50 or more shares, you will be charged a quarterly administrative fee of $1.

Payment Methods

Returned Checks or Cash Drafts: Shareholders who send checks or authorize bank drafts that are returned by their financial institution will be charged an administrative fee of $35.  Any shares purchased with returned checks or drafts are subject to forfeiture unless the Administrator promptly receives funds to cover both the administrative fee and the returned check or draft. The Administrator also reserves the right to exercise offset rights on any cash or shares in your account and on any dividends paid to your account to cover any unpaid administrative fees or losses resulting from returned checks or drafts, including losses on shares purchased with such checks or drafts.

How Shares are Purchased

•	At Dominion’s discretion, shares purchased through Dominion Direct will be either newly issued or purchased in the open market. See “Pricing of Shares Purchased” in the Prospectus.
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If Dominion is funding Dominion Direct with open market purchases rather than newly issued shares, then it will pay any broker fees for these purchases. Any broker fees paid by Dominion will be taxable income to you and reported as dividends on your Form 1099-DIV. See “Tax Consequences” below.

•	You may incur a minimal charge, not to exceed $5 per cash investment, when you purchase shares by check or by automatic bank draft.
•	An independent agent selected by the Administrator makes open market purchases.
•	Shares generally will be purchased on the 5th and 20th of each month or the next business day. Checks must be received by the Administrator at least two business days prior to a purchase date.
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Reinvested dividends will be used to purchase shares beginning on the dividend payment date or the next business day.  If you choose to reinvest dividends on 50 or more shares, you will be charged a quarterly administrative fee of $1.

Dividend Payment Options

Dividends, if declared, generally are paid on the 20th of March, June, September and December. The Administrator will automatically reinvest dividends on accounts with balances of 25 shares or fewer.

If your account balance is over 25 shares, you may select one of the dividend payment options below by completing a Dividend Authorization Form:

•	Full dividend reinvestment;
•	Partial dividend reinvestment; or
•	Cash dividends.

You can receive a check or have your dividends directly deposited to your bank account by completing a Direct Deposit Authorization Form.   If you choose to reinvest dividends on 50 or more shares, you will be charged a quarterly administrative fee of $1.

After the dividend has been paid, participants who have elected to reinvest their dividend and have enrolled to access their account online will receive an e-mail notice when their statement is available to view online. Statements will not be mailed following dividend reinvestments unless you request them. See “Statements” in the Prospectus.

Pricing of Shares Sold

•	Shares will be sold by an independent agent at the then current market price of Dominion shares.
•	The sale price of any shares sold on a particular sale date will be the weighted average price of all shares sold for participants on that sale date.
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If you prefer to have more control over the timing and sales price, you may choose to sell your shares through a stock broker of your choosing.  In this case, you can either authorize your broker to initiate a DRS PROFILE transaction to electronically transfer your shares to your brokerage account or you can request the Administrator to issue a certificate for your shares which you can then deliver to your broker for sale.  A $25 service fee will be charged for each certificate issued.  Your money order or certified check made payable to Dominion Resources Services, Inc. must accompany your request for a certificate.

Stock Certificate Issuance

Stock certificates are valuable and expensive to replace if lost or stolen, therefore, the Administrator will not issue certificates unless specifically requested by you. Instead, all shares will be held in Dominion Direct or, in some cases, in a book-entry account in your name. See “Direct Registration System (DRS)” in the Prospectus.

To request a stock certificate for any of the shares held in your Plan account, send written instructions to the Administrator. All certificates will be issued in the account holder’s name. Certificates are mailed via the U.S. Postal Service to your address of record. The Administrator reserves the right to deny delivery other than to the address of record.

A $25 service fee will be charged for each certificate issued.  Your money order or certified check made payable to Dominion Resources Services, Inc. must accompany your request for a certificate.

Tax Consequences

All dividends paid to you or on shares held in your account—whether or not they are reinvested—are considered taxable income.

If Dominion is funding Dominion Direct with shares purchased on the open market rather than newly issued shares, then it will pay any brokerage fees for these purchases. Any broker fees paid by Dominion will be taxable income to you. These fees are not expected to be more than seven cents per share.

The total amount of dividends and any broker fees will be reported to you on your Form 1099-DIV, and to the Internal Revenue Service (“IRS”), shortly after the end of each year.

Any sale of shares made through the Administrator will also be reported to the IRS as required by law. Any profit or loss you incur should be reflected when you file your income tax returns. See “Cost Basis” in the Prospectus.

Dividends on Dominion Direct shares held for or on behalf of non-resident aliens or non-U.S. entities generally are subject to income tax withholding.  Any dividend reinvestment will therefore be made net of any taxes withheld and any quarterly administrative fees.

This prospectus supplement constitutes part of your Prospectus and we suggest that you keep this with your permanent investment records since it contains important information about Dominion Direct.